UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-36737

NEURODERM LTD.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 1, 2017, NeuroDerm Ltd. (the “Company,” “NeuroDerm,” “we” or “us”) published a notice that it will hold an extraordinary general meeting of shareholders at the principal executive offices of NeuroDerm, located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel, on September 12, 2017 at 3:00 p.m. (Israel time). The extraordinary general meeting is being called to approve the acquisition of NeuroDerm by Mitsubishi Tanabe Pharma Corporation (“MTPC”) pursuant to a merger agreement, under which NeuroDerm will merge with a wholly-owned subsidiary of MTPC and survive as a wholly-owned subsidiary of MTPC. Pursuant to the merger agreement, the shareholders of NeuroDerm will be entitled to receive $39.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm owned immediately prior to the effective time of the merger. The record date for shareholders entitled to vote at the extraordinary general meeting is August 10, 2017.

The Company will distribute a proxy statement and a proxy card describing the proposal to be voted upon at the meeting, the merger and related matters to all shareholders as of the record date for the meeting. A copy of the notice of the extraordinary general meeting is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Cautionary Note Regarding Forward-Looking Statements

Information included in this Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the merger, the satisfaction or waiver of any conditions to the proposed merger, anticipated benefits, growth opportunities and other events relating to the proposed merger, and projections about NeuroDerm’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about NeuroDerm and its industry as of the date of this Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) NeuroDerm may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) any event or change could occur or other circumstances could arise that could cause the termination of the merger agreement; (4) the benefits of the proposed merger may not be recognized; (5) the proposed merger may disrupt current plans and operations and could cause potential difficulties in employee retention; (6) the merger may adversely impact relationships with NeuroDerm’s commercial counter-parties; (7) other risks may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all; and (8) the risks described in NeuroDerm’s filings with the SEC may be realized. For more details, please refer to NeuroDerm’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

Additional Information and Where to Find It

In connection with the meeting, NeuroDerm will send to its shareholders of record as of the record date a proxy statement describing the proposal to be voted upon at the meeting, as well as the time and location of, and other logistical information related to, the meeting, along with a proxy card enabling shareholders to submit their votes on that proposal.

NeuroDerm will also be furnishing copies of the proxy statement and form of proxy card to the SEC as exhibits to a Report of Foreign Private Issuer on Form 6-K.

This communication is not a substitution for the proxy statement or for any other documents that NeuroDerm may furnish to the SEC or send to shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the proxy statement, and any other documents furnished by NeuroDerm to the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished by NeuroDerm may also be obtained for free by submitting a request to Lazar Partners Ltd., telephone: +212-867-1768, or at www.neuroderm.com. The contents of NeuroDerm’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

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Incorporation by Reference

The contents of this Form 6-K (including Exhibit 99.1 hereto) are incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-217115, 333-210497, 333-205485 and 333-200331, filed with the SEC on April 3, 2017, March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

Date: August 1, 2017	By:	/s/ Roy Golan
Name: Roy Golan
Title: Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by NeuroDerm on August 1, 2017, providing notice to its shareholders as to the calling of an extraordinary general meeting of shareholders of NeuroDerm.

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